Contact

www.linkedin.com/in/nicholas-love-07711b12a (LinkedIn)

Top Skills

Microsoft Office
Leadership
Research

Certifications

Master the Fundamentals of AI and Machine Learning

Nicholas Love

CEO and Cofounder at Love Lifesciences LLC
Overland Park, Kansas, United States

Summary

Through my work in Medicinal Chemistry and Pediatric Neurodevelopment research, more than 400 combined tutoring, mentoring, and advising hours, and greater than 500 hours of service work - I have been drawn to working in the world of helping others through medicine, technology, and research. I am striving to receive my MD/MBA while working with researchers, clinicians, and entrepreneurs alike to bring solutions from the laboratory to patients in hopes of continually progressing medicine.
Working in the clinic provides an opportunity to touch lives every day. However, impacting the technology, research, and environment of medicine, as well, will improve healthcare on a grand scale and will leave an impression on the lives of millions.

Experience

Love Lifesciences LLC
CEO and Cofounder
October 2020 - Present (2 years)
Overland Park, Kansas, United States

Invented and continually developing a series of safety injection devices to prevent needlestick and dosing error while further providing a more controlled and improved injection experience to decrease patient anxiety and pain to ensure patient medication adherence and improve health outcomes.

Kanpecia Biotech LLC
Business Analyst
March 2021 - Present (1 year 7 months)

Kansas City Biotechnology and Pharmaceutical Initiative (KC BPI)
Founder
February 2021 - July 2021 (6 months)
Kansas City, Kansas, United States

Founder of KC BPI, a think-tank & educational style networking group and 'micro-accelerator' for Undergraduates, Graduate Students, and Recent

Graduates in the KC and greater Midwest area interested in the Biotechnology and Pharmaceutical industries.

https://www.linkedin.com/groups/12488371/

Orr Society
Peer Advisor
January 2019 - July 2021 (2 years 7 months)
University of Kansas School of Medicine

An elected mentor for the Orr Society incoming KUMC class of 2023

HylaPharm
Graduate Student Intern
June 2020 - December 2020 (7 months)
United States

Assisting in development, planning, and funding for pre-clinical pharmaceutical routes to approval for several novel therapeutics.

MedEd for Kids
President
January 2019 - January 2020 (1 year 1 month)
University of Kansas School of Medicine

MedEd for kids is a group looking to improve medical education for children in low income areas by providing interactive and enjoyable presentations.

Children's Mercy Kansas City Development and Behavior Clinic
Research Internship
May 2019 - August 2019 (4 months)

Research Funding Network (RFN)
Founder and CEO
January 2017 - August 2019 (2 years 8 months)
Kansas City Metropolitan Area

Founded and developed blockchain based exchange platform along with token protocols to abide by SEC regulations with the goal of empowering non-accredited investors and accredited investors alike in discovering and investing in early-stage life science based companies. Continually, developed parallel platform to connect foundations and charities to life science companies unprepared for investment.

-Identified area of significant need and novel arena for funding, designed base application

-Recruited core founding team and programmers to implement and develop application
-Managed development of underlying blockchain technology
-Provided leadership through complex and rapidly evolving regulatory climate in a time when blockchain and cryptocurrency had no legal precedent.
-Developed relationships with key partners to ensure route to regulatory compliance and expansion of transaction volume

TRIO Program
Organic Chemistry Tutor
August 2016 - May 2018 (1 year 10 months)
University of Kansas

Peer Led Undergraduate Supplements
Head Leader of the KU Chemistry P.L.U.S. Program
December 2015 - May 2018 (2 years 6 months)
University of Kansas

Led a supplementary program to assist students in undergraduate chemistry courses both in and out of the classroom. As the head leader, I was a teaching assistant for 3 classes of greater than 150 students, headed a group of other peer leaders to design supplemental packets for students outside of the classroom, and taught sessions for students seeking more support in their chemistry course.

Blake Peterson Medicinal Chemistry Laboratory
Undergraduate Organic Chemistry Research
January 2016 - August 2017 (1 year 8 months)
University of Kansas

Designed fluorescent molecules to highlight reactive oxygen species in-vivo
Worked on synthesizing anti-fungal agents
Won award for presentation at the American Chemical Society Midwest Regional Meeting
Received funding through KU Cancer Center, INBRE, and NIH
Presentations at KUCC Research Symposium, KU Undergraudate Research Symposium, AMC Midwest Regional Meeting

Education

University of Kansas Medical Center

Doctor of Medicine - MD, Medicine · (January 2018 - February 2023)

The University of Kansas School of Business

Master of Business Administration - MBA, Business · (2020 - 2021)

University of Kansas

Molecular, Cellular, & Developmental Biology, Neurobiology · (2014 - 2018)